CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Three and nine months ended  September 30, 2014 and 2013

_______________________

ASANKO GOLD INC.

Condensed Interim Consolidated Statements of Financial Position (Unaudited)                                    Expressed in United States Dollars

	September 30, 2014	December 31, 2013
Assets

Current assets:
Cash and cash equivalents	$227,738,742	$174,601,438
Receivables	416,264	127,089
Prepaid expenses and deposits (note 13(b))	1,282,949	220,103
	229,437,955	174,948,630

Non-current assets:
Property, plant and equipment (note 5)	12,478,110	2,445,309
Mineral interests and development assets (note 6)	200,518,822	60,962,871
Deferred debt financing costs (note 8)	5,214,308	3,823,128
Investment in associate	1,000	1,000
	218,212,240	67,232,308

Total assets	$447,650,195	$242,180,938

Liabilities

Current liabilities:
Accounts payable and accrued liabilities (notes 13 (b))	$8,961,251	$3,948,619
Foreign currency warrant liability (note 19(b) (i))	5,568	242,252
	8,966,819	4,190,871

Non-current liabilities:
Long term debt (note 8, note 19(b)(ii))	19,174,440	-
Asset retirement provision (note 9)	10,095,055	9,385,102
Deferred income tax liability (note 3)	23,426,873	-
	52,696,368	9,385,102

Total liabilities	61,663,187	13,575,973

Shareholders’ Equity

Share capital (note 10)	505,468,841	334,423,542
Equity reserves (note 11)	42,530,120	36,461,969
Accumulated deficit	(162,011,953)	(142,280,546)
Total shareholders’ equity	385,987,008	228,604,965

Total liabilities and shareholders’ equity	$447,650,195	$242,180,938

Acquisition (note 3)

Commitments (note 14)

Contingencies (note 15)

Subsequent event (note 11(c))

Approved by the Board of Directors on November 6, 2014:
“Peter Breese”	“Marcel de Groot”
Director	Director

SEE ACCOMPANYING NOTES

ASANKO GOLD INC.

Condensed Interim Consolidated Statements of Comprehensive Loss (Unaudited)                                  Expressed in United States Dollars

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013

Administration expenses:
Consulting fees, wages and benefits (note 13)	$623,789	$742,000	$2,249,683	$2,347,177
Depreciation	13,915	51,141	57,378	101,011
Office, rent and administration	264,353	246,443	1,317,072	1,105,582
Professional fees	277,844	138,434	732,044	534,387
Regulatory fees, transfer agent and
shareholder information	81,205	24,812	316,867	350,165
Share-based payments (note 11(a))	553,050	435,588	2,201,245	1,929,920
Travel, promotion and investor relations	175,187	179,461	654,132	1,119,422
	1,989,343	1,817,879	7,528,421	7,487,664

Exploration and evaluation expenditures (note 7)	113,469	125,579	245,567	1,088,935

Other expenses (income):
Accretion expense (note 9)	73,405	70,126	246,160	192,214
Bank charges and interest	45,482	6,597	80,049	19,090
Business development (note 3)	(15,770)	13,076	4,482,273	750,386
Change in foreign currency warrant liability (note 19(b)(i))	(178,627)	(325,082)	(236,684)	(10,934,869)
Change in embedded derivative liability (note 19(b)(ii))	13,179	-	13,179	-
Foreign exchange loss (gain)	578,244	(515,767)	(1,584,845)	922,267
Impairment loss on investment in associate	-	-	-	626,394
Interest and other income	(286,609)	(233,233)	(1,018,942)	(772,695)
Restructuring costs (note 12)	19,626	-	2,998,456	-
Settlement of dispute (note 15)	6,977,773	-	6,977,773	-
Write-off of property and equipment	-	50,667	-	50,667
	7,226,703	(933,616)	11,957,419	(9,146,546)

Loss (income) and comprehensive loss (income)
for the period	$9,329,515	$1,009,842	$19,731,407	$(569,947)

Loss (earnings) per share
Basic and diluted	$0.05	$0.01	$0.12	$(0.01)

Weighted average number of shares outstanding
Basic	173,489,616	85,051,295	161,160,404	85,040,052
Diluted	173,489,616	85,051,295	161,160,404	85,081,185

SEE ACCOMPANYING NOTES

ASANKO GOLD INC.

Condensed Interim Consolidated Statements of Changes in Equity (Unaudited)

Nine months ended September 30, 2014 and 2013                                                                                                                                                                      Expressed in United States Dollars

	Number of shares	Share capital	Equity reserves	Accumulated deficit	Total equity

Balance as at December 31, 2012	85,034,338	$334,376,490	$33,160,370	$(140,588,343)	$226,948,517
Issuance of common shares for:
Mineral interest (note 6 a))	20,000	47,052	-	-	47,052
Share-based payments (note 11(a))	-	-	2,840,760	-	2,840,760
Income and comprehensive income for the period	-	-	-	569,947	569,947
Balance as at September 30, 2013	85,054,338	$334,423,542	$36,001,130	$(140,018,396)	$230,406,276

Balance December 31, 2013	85,054,338	$334,423,542	$36,461,969	$(142,280,546)	$228,604,965
Issuance of common shares for:
Acquisition of PMI, net of share issuance costs (note 3)	87,149,919	166,546,246	2,342,086	-	168,888,332
Settlement of dispute, net of share issuance costs (note 15)	1,000,000	2,347,151	-	-	2,347,151
Exercise of share-based options (note 11(a))	871,350	2,151,902	(401,004)	-	1,750,898
Share-based payments (note 11(a))	-	-	4,127,069	-	4,127,069
Loss and comprehensive loss for the period	-	-	-	(19,731,407)	(19,731,407)
Balance as at September 30, 2014	174,075,607	$505,468,841	$42,530,120	$(162,011,953)	$385,987,008

SEE ACCOMPANYING NOTES

ASANKO GOLD INC.

Condensed Interim Consolidated Statements of Cash Flows (Unaudited)                                          Expressed in United States Dollars

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013

Cash provided by (used in):

Operating activities:
Income (loss) for the period	$(9,329,515)	$(1,009,842)	(19,731,407)	$569,947
Items not involving cash:
Accretion expense	73,405	70,126	246,160	192,214
Change in embedded derivative	13,179	-	13,179	-
Change in foreign currency warrant liability	(178,627)	(325,082)	(236,684)	(10,934,869)
Depreciation	13,915	54,051	57,378	130,299
Impairment of investment in associate	-	-	-	626,394
Interest and other income	(263,375)	(233,233)	(995,708)	(772,695)
Settlement of dispute (note 15)	5,617,297	-	5,617,297	-
Share-based payments	553,050	435,588	2,201,245	1,929,920
Share-based payments included in
exploration and evaluation expenditures	-	(29,634)	-	32,521
Unrealized foreign exchange loss (gain)	(240,029)	430,190	(515,972)	(1,093,607)
Write-off of property and equipment (note 12)	-	50,667	205,695	50,667
Changes in non-cash working capital:
Accounts payable and accrued liabilities	3,178,685	(296,151)	(5,078,522)	(2,190,953)
Prepaid expenses and deposits	(738,948)	154,581	(818,730)	70,134
Receivables	(349,285)	65,741	(256,104)	127,540
	(1,650,248)	(632,998)	(19,292,173)	(11,262,488)

Investing activities:
Cash acquired on acquisition of PMI	-	-	82,351,619	-
Restricted cash (note 4)	-	-	1,174,090
Mineral interests and development assets	(14,053,370)	(3,456,586)	(21,803,108)	(9,334,753)
Purchase of property, plant and equipment	(6,382,435)	(244,595)	(9,474,550)	(330,264)
Interest received	386,605	252,816	1,098,965	1,040,423
	(20,049,200)	(3,448,365)	53,347,016	(8,624,594)

Financing activities:
Shares issued for cash, net of share
issuance costs	1,431,760	-	1,524,475	-
Long term debt proceeds, net of drawdown fees	19,100,000	-	19,100,000	-
Deferred debt financing costs	(1,257,861)	(376,276)	(1,630,087)	(376,276)
	19,273,899	(376,276)	18,994,388	-

Impact of foreign exchange on cash and cash
equivalents	(376,798)	(547,898)	(88,073)	1,032,244

Increase (decrease) in cash and cash equivalents for the period	(2,802,347)	(5,005,537)	53,137,304	(19,231,114)
Cash and cash equivalents, beginning of period	230,541,089	190,386,335	174,601,438	204,611,912
Cash and cash equivalents, end of period	$227,738,742	$185,380,798	227,738,742	$185,380,798

Supplemental cash flow information (note 17)

SEE ACCOMPANYING NOTES

ASANKO GOLD INC.

Notes to Condensed Interim Consolidated Financial Statements (Unaudited)

Three and nine months ended September 30, 2014 and 2013

Expressed in United States Dollars

1.

Nature of operations

Asanko Gold Inc. (“Asanko” or the “Company”), changed its name from Keegan Resources Inc. on March 1, 2013. The Company was incorporated on September 23, 1999 under the laws of British Columbia, Canada.  The Company is in the exploration and development stage and is focused on advancing its principal project, the Asanko Gold Mine Project (“the Project”), to commercial production. In addition to its principal project, the Company holds a portfolio of other Ghanaian gold concessions in various stages of exploration.

On February 6, 2014, the Company completed the acquisition of 100% of the issued and outstanding shares of PMI Gold Corporation (“PMI”). PMI is a resource exploration and development company which, through its subsidiaries, holds exploration and mining leases in the Ashanti and Asankrangwa Gold Belts of Ghana, Africa. PMI’s principal project is a gold development project known as the Obotan Gold Project which has been combined with Asanko’s principal project known as the Esaase Gold Project, to form the Project. PMI also holds other exploration projects in Ghana (note 3).

The head office, principal address and registered and records office of the Company are located at 1199 West Hastings Street, Suite 700, Vancouver, British Columbia, V6E 3T5, Canada.

Management has estimated that the Company will have adequate funds from existing working capital to meet corporate, development, administrative and property obligations for the coming year, including the completion of a definitive feasibility study, a pre-construction early works program and the commencement of construction of the Project. The Company will require additional financing from time to time, and while the Company has been successful in the past, there is no assurance that it will be able to obtain adequate financing in the future or that such financing will be available on acceptable terms.

2.

Basis of presentation

(a)

Statement of compliance

These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting” using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”). The accounting policies followed in these unaudited condensed interim consolidated financial statements are the same as those applied in the Company’s most recent audited consolidated financial statements for the year ended December 31, 2013, except as described in note 2(c). The unaudited condensed interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2013.

These unaudited condensed interim consolidated financial statements were authorized for issue and approved by the Board of Directors on November 6, 2014.

 (b)

Basis of presentation and consolidation

The financial statements have been prepared on the historical cost basis, with the exception of asset retirement provisions (note 9), foreign currency warrant liability (note 19 (b)(i)) and interest rate floor derivative liability (note 19(b)(ii)), which are measured at fair value.

ASANKO GOLD INC.

Notes to Condensed Interim Consolidated Financial Statements (Unaudited)

Three and nine months ended September 30, 2014 and 2013

Expressed in United States Dollars

All amounts are expressed in US dollars, unless otherwise stated, and the US dollar is the Company’s functional currency. References to C$ are to Canadian dollars.

2.

Basis of presentation (continued)

(b)

Basis of presentation and consolidation (continued)

These unaudited consolidated financial statements incorporate the financial statements of the Company and its controlled subsidiaries. Control exists when the Company has power, directly or indirectly, to govern the financial and operating policies of an entity as to obtain benefits from its activities. All significant intercompany amounts and transactions have been eliminated on consolidation.

The consolidated financial statements include the accounts of the Company and the following subsidiaries:

Subsidiary name	Jurisdiction	Ownership
Keegan Resources (Ghana) Limited Ghana (“Asanko Ghana”)	Ghana	90%
Asanko Resources South Africa (PTY) Ltd.	South Africa	100%
Asanko International (Barbados) Inc.	Barbados	100%
Asanko Gold (Barbados) Inc.	Barbados	100%
Adansi Gold Company (GH) Limited (“Adansi Ghana”)	Ghana	100%
PMI Gold Corporation	Canada	100%

Effective August 15, 2014 the Company transferred control over its wholly-owned subsidiaries PMI Gold Kubi (Barbados) Inc. and Kubi Gold Company Limited (“Kubi Ghana”), pursuant to a dispute settlement agreement (note 15).

(c)

Adoption of new accounting standards, amendments to and interpretations of existing standards

(i)

Financial assets and financial liabilities

The amendment to IAS 32, Financial Instruments: Presentation (IAS 32) is effective for periods beginning on or after January 1, 2014 and is to be applied retrospectively. The amendment clarifies matters regarding offsetting financial assets and financial liabilities as well as related disclosure requirements. The adoption of the amendments to IAS 32 did not have an impact on these condensed interim consolidated financial statements.

(ii)

Levies

In May 2013, the IASB issued International Financial Reporting Interpretations Committee (IFRIC) 21, Levies. IFRIC 21 is effective for annual periods beginning on or after January 1, 2014 and is to be applied retrospectively. IFRIC 21 provides guidance on accounting for levies in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets. The interpretation defines a levy as an outflow from an entity imposed by a government in accordance with legislation and confirms that an entity recognizes a liability for a levy only when the triggering event specified in the legislation occurs. The adoption of IFRIC 21 did not have an impact on these condensed interim consolidated financial statements.

ASANKO GOLD INC.

Notes to Condensed Interim Consolidated Financial Statements (Unaudited)

Three and nine months ended September 30, 2014 and 2013

Expressed in United States Dollars

2.

Basis of presentation (continued)

(d)

Significant accounting judgments and estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.  The unaudited condensed interim consolidated financial statements have, in management’s opinion, been properly prepared using careful judgment within the framework of the significant accounting policies summarized in note 3 of the audited consolidated financial statements for the year ended December 31, 2013. In addition, the following judgments and estimates are applicable to these unaudited condensed interim consolidated financial statements:

Critical judgments:

(i)

Purchase price allocation on the acquisition of PMI

Management has allocated the purchase price based on the fair values of the assets acquired and liabilities assumed. Management has reviewed a number of comparable projects and market value allocations to confirm the allocation.

(ii)

Functional currency

The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates. On the acquisition of PMI management determined that the functional currency of PMI and its subsidiaries is the US dollar. Assessment of functional currency involves certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in the events and conditions, which determine the primary economic environment.

Estimates:

(iii)

Fair value of replacement equities issued on acquisition of PMI

Management determined the fair value of the replacement share-based options and warrants issued on the acquisition of PMI using the Black-Scholes option pricing model. Option pricing models require the input of highly subjective assumptions. Changes in the subjective assumption can materially affect the fair value estimate.

(iv)

Deferred income tax liability recognized on acquisition of PMI

The Company recognized its best estimate of the deferred income tax liability related to the Obotan Gold Project, arising due to the fair value allocated on acquisition exceeding the tax basis of the project.

(v)

Fair value of embedded derivative

The Company recognized embedded derivative liability relating to the interest rate floor of the long term loan (note 8). The Company used three month LIBOR forward curve rates and assumptions about the time value of the embedded derivative to estimate its fair value. Changes in these inputs can materially affect the fair value estimate.

(vi)

Effective interest rate

Management estimated the effective interest rate (“EIR”) of the first tranche of long term debt based on three-months LIBOR and the assumption that the repayment amounts and dates will be as per the current long-term agreement. Changes in the three-months LIBOR rates and/or changes in the repayment schedule of the loan can affect the EIR. As the three-month LIBOR rates fluctuate, the EIR is estimated at each balance sheet date.

ASANKO GOLD INC.

Notes to Condensed Interim Consolidated Financial Statements (Unaudited)

Three and nine months ended September 30, 2014 and 2013

Expressed in United States Dollars

3.

Acquisition of PMI

On December 17, 2013, the Company and PMI entered into a definitive agreement whereby Asanko agreed to acquire all of the common shares on PMI (“Plan of Arrangement”). On February 6, 2014, Asanko completed the acquisition of PMI pursuant to the terms of the Plan of Arrangement. Under the terms of the Plan of Arrangement, former PMI shareholders received 0.21 of an Asanko common share for each PMI share held. The Company issued 87,149,919 of its common shares to acquire 100% of the issued and outstanding shares of PMI.

The acquisition of PMI has created a flag ship project in Ghana by combining PMI’s Obotan gold project with the Company’s Esaase gold project as well as providing significant exploration potential for future project development on the consolidated 1,000 sq. km land package. With the acquisition of PMI, the Company acquired interest in certain mineral resource concessions described in note 6 as the Obotan Gold Project (note 6 (a)), Kubi (note 6 (b)), and the Diaso concessions (note 6 (b)).

A preliminary allocation of the purchase price, subject to final adjustments, is as follows:

Preliminary purchase price:

87,149,919 common shares of Asanko at C$2.12 per share	$166,743,940
3,237,491 replacement options	2,318,492
126,000 replacement warrants	23,594
Total consideration	$169,086,026

Net assets acquired: Cash and cash equivalents	$82,351,619
Restricted cash	1,098,514
Receivables	132,090
Prepaid expenses	235,286
Property and equipment	794,284
Mineral interests and development assets	115,285,828
Accounts payable and accrued liabilities	(5,937,445)
Asset retirement provision	(1,447,277)
Deferred income tax liability	(23,426,873)
Net assets acquired	$169,086,026

ASANKO GOLD INC.

Notes to Condensed Interim Consolidated Financial Statements (Unaudited)

Three and nine months ended September 30, 2014 and 2013

Expressed in United States Dollars

3.

Acquisition of PMI (continued)

The fair value of the Company’s common shares, replacement options, replacement warrants and equity settled performance rights issued for the acquisition of PMI was determined using the closing market price of the Company’s shares at February 5, 2014 of C$2.12 and a foreign exchange rate of 1 CAD = 0.9025 USD at the same date, which were the final closing variables before the transaction completion.  The fair value of the replacement options and replacement warrants was calculated using the Black-Scholes option pricing model using the following weighted average assumptions:

	Replacement warrants	Replacement options
Risk free interest rate	1.01%	1.21%
Expected dividend yield	0%	0%
Share price volatility	64.5%	77.41%
Share price at the date of valuation (PMI closing share price at Feb 5, 2014)	C$0.45	C$0.45
Expected life	1.64 year	2.80 years

The Company commenced consolidating PMI’s financial position and results of operations effective February 6, 2014. The Company recognized $472,393 interest income and $8,259,862 net loss related to PMI for the period from February 6, 2014 to September 30, 2014.  Had PMI been consolidated from January 1, 2014, the nine months ended September 30, 2014 pro-forma consolidated statement of operations would include additional interest revenue of  $96,261 and net loss of $978,838.

As at September 30, 2014, the aggregate transactions costs related to the acquisition of PMI are approximately $4.3 million, of which $0.25 million had been included in the net loss of the Company for the year ended December 31, 2013.

The information disclosed in this note is preliminary and may change upon the final calculation of the purchase price as a result of further evaluation of the fair value of assets acquired and tax pools in Ghana.

4.

Restricted cash

During the nine months ended September 30, 2014, bank guarantees related to equipment delivery and an office lease (note 3) were cancelled, resulting in a removal of the restrictions on the withdrawal of underlying cash and cash equivalents of $1.2 million.

ASANKO GOLD INC.

Notes to Condensed Interim Consolidated Financial Statements (Unaudited)

Three and nine months ended September 30, 2014 and 2013

Expressed in United States Dollars

5.    Property, plant and equipment

	Administration	Asanko Gold Mine development project				Totals
	Office and equipment	Work in progress	Buildings	Equipment	Motor vehicles
Cost
As at December 31, 2012	$ 592,869	$ -	$ 757,991	$ 390,897	$ 1,210,365	$ 2,952,122
Additions	62,780	1,138,621	7,124	84,506	-	1,293,031
Dispositions	(127,412)	-	-	-	(146,543)	(273,955)
As at December 31, 2013	528,237	1,138,621	765,115	475,403	1,063,822	3,971,198
Additions	97,167	8,180,375	824,569	10,112	698,157	9,810,380
Acquired on acquisition of PMI	245,571	-	-	163,807	384,906	794,284
Dispositions	(214,753)	-	-	-	-	(214,753)
As at September 30, 2014	$ 656,222	$ 9,318,996	$ 1,589,684	$ 649,323	$ 2,146,885	$ 14,361,110
Accumulated depreciation
As at December 31, 2012	$ (343,972)	$ -	$ (98,531)	$ (171,804)	$ (553,228)	$ (1,167,535)
Depreciation	(117,766)	-	(76,187)	(100,321)	(232,041)	(526,315)
Dispositions	76,745	-	-	-	91,216	167,961
As at December 31, 2013	(384,993)	-	(174,718)	(272,125)	(694,053)	(1,525,889)
Depreciation	(57,378)	-	(25,504)	(129,407)	(153,880)	(366,169)
Dispositions	9,058	-	-	-	-	9,058
As at September 30, 2014	$ (433,313)	$ -	$ (200,222)	$ (401,532)	$ (847,933)	$ (1,883,000)
Net book value
As at December 31, 2013	$ 143,244	$ 1,138,621	$ 590,397	$ 203,278	$ 369,769	$ 2,445,309
As at September 30, 2014	$ 222,909	$ 9,318,996	$ 1,389,462	$ 247,791	$1,298,952	$ 12,478,110

6.

Mineral interests and development assets

(a)

Asanko Gold Mine Project

The Company’s principal mineral project is the Asanko Gold Mine Project (“the Project”), which consists of two neighbouring gold projects the Obotan Gold Project (note 3) and the Esaase Gold Project, both located in the Republic of Ghana (“Ghana”), West Africa.

Adansi Ghana owns 100% of the Obotan Gold Project. Obotan lies in the Amansie District of the Ashanti Region of Ghana, approximately 250 km northwest of the capital Accra. The Obotan Gold Project consists of the Abore, Abirem and Adubea concessions, all of which have been granted mining leases and cover an area of approximately 88.98 km2. These concessions contain five deposits: Nkran, Abore, Adubiaso Asuadai and Dynamite Hill. The Adubea concession is subject to a net smelter return royalty (“NSR”) of 0.5% payable to a third party. During the nine months ended September 30, 2014, the Company settled a dispute with Goknet Mining Company Limited (“Goknet”) and thereby eliminated Goknet’s claim of a 2% NSR over these three concessions (note 15).

ASANKO GOLD INC.

Notes to Condensed Interim Consolidated Financial Statements (Unaudited)

Three and nine months ended September 30, 2014 and 2013

Expressed in United States Dollars

6.

Mineral interests and development assets (continued)

(a)

Asanko Gold Mine Project (continued)

Asanko Ghana owns a 100% interest in the Esaase Gold Project. Like Obotan, Esaase is located in the Amansie West District of Ghana. The property consists of several mining concessions of which the three largest are the Esaase Concession, Jeni River Concession and Sky Gold Concession (“SGM”).  The Esaase Concession covers an area of approximately 42.32 km2.

Esaase and Jeni River concessions are subject to a 0.5% royalty payable to the Bonte Liquidation Committee.

The SGM is subject to a 2% NSR payable to Sky Gold Mines Limited. Asanko Ghana acquired 100% ownership in SGM by making staged payments totaling $400,000, and causing a total of 50,000 shares of Asanko Gold Inc. be issued to SGM in stages over 4 years.

Asanko Ghana owns a 100% interest in the Asuowin Concession situated contiguous to and directly south of the Esaase Gold property and a 100% interest in the Dawohodo prospecting concession adjacent to the Esaase Gold property.

During November 2012, Asanko Ghana completed the acquisition of 10.3 km2 of the Small Scale Mining Reserve (“SSMR”) located immediately to the southwest of the Esaase main zone in exchange for  a 12.5 km2 portion of its Jeni River Concession mining lease. The SSMR area acquired by the Company was previously reserved by the Government of Ghana exclusively for small scale mining activity and is now part of the Jeni River Concession mining lease.

Free carried interest to the Ghanaian government

The Government of Ghana retains the right to a 10% free carried interest in the Project under Section 8 of the Ghanaian Mining Act. This entitles the Ghanaian government to 10% of declared dividends from the net profit of the Company’s respective subsidiaries as at the end of a financial year. As the free carried interest does not result in an obligation on behalf of the Ghanaian government to contribute to the capital nor share in the entity’s losses, a non-controlling interest is not recognized while the respective subsidiaries of the Company are in a net liability position.

The Company’s concessions are also subject to a 5.0% royalty on gold production payable to the Government of Ghana.

(b)

Exploration projects

Asanko Ghana owns a 100% interest in the Asumura Reconnaissance Concession (“Asumura property”) located in Ghana. The Asumura property is subject to a 3.5% NSR royalty payable to GTE Ventures Limited. (“GTE”), 50% of which may be purchased for $2,000,000 from GTE and the remaining 50% may be purchased for an additional $4,000,000.

Adansi Ghana owns 100% interest in the Datano, Kaniago, New Obuasi, Gyagyastreso, and Afiefiso concessions located within the Asankrangwa Gold Belt.

ASANKO GOLD INC.

Notes to Condensed Interim Consolidated Financial Statements (Unaudited)

Three and nine months ended September 30, 2014 and 2013

Expressed in United States Dollars

6.

Mineral interests and development assets (continued)

(b)

Exploration projects (continued)

If any of the exploration properties are converted to a Mining License, in accordance with Ghanaian law, it will become subject to a 5% gross revenue royalty and a 10% free carried interest to the Ghanaian government.

Pursuant to the Goknet settlement the Company transferred Adansi Ghana’s Diaso concessions (Nkronua Atifi, Diaso, Amuabaka, Juabo, Manhia and Agyaka Manso) and Kubi Ghana, which holds a 100% interest in the Kubi mining leases to Goknet (note 15).

(c)

Mineral interests and development costs

	Asanko Gold Mine Project	Kubi	Other	Total

Mineral interest
Balance, December 31, 2013	$ 4,695,444	$ -	$ 170,043	$ 4,865,487
Acquisitions for the period	393,323	-	1,250	394,573
Fair value on acquisition of PMI	110,423,463	4,362,365	500,000	115,285,828
Dispositions for the period	-	(4,362,365)	(345,111)	(4,707,476)
Balance, September 30, 2014	115,512,230	-	326,182	115,838,412

Deferred development costs
Balance, December 31, 2013	56,097,384	-	-	56,097,384
Asset retirement costs	481,635	29,291	-	510,926
Capitalized interest	300,168	-	-	300,168
Camp operations	1,684,312	-	-	1,684,312
Development support costs	1,116,496	-	-	1,116,496
Development drilling and assays	1,480,903	-	-	1,480,903
EPCM	12,567,231	-	-	12,567,231
Feasibly studies and engineering	6,724,598	-	-	6,724,598
Permitting	461,420	-	-	461,420
Share-based payments	1,925,824	-	-	1,925,824
Community affairs and environment	1,840,439	-	-	1,840,439
Additions for the period	28,583,026	29,291	-	28,612,317
Dispositions for the period	-	(29,291)	-	(29,291)
Balance, September 30, 2014	84,680,410	-	-	84,680,410
Total mineral interest and deferred development costs, September 30, 2014	$ 200,192,640	$ -	$ 326,182	$ 200,518,822

ASANKO GOLD INC.

Notes to Condensed Interim Consolidated Financial Statements (Unaudited)

Three and nine months ended September 30, 2014 and 2013

Expressed in United States Dollars

6.

Mineral interests and development assets (continued)

(c)

 Mineral interests and development costs (continued)

	Asanko Gold Mine Project	Asumura	Total

Mineral interest
Balance, December 31, 2012	$ 4,498,392	$ 170,043	$ 4,668,435
Additions for the period	197,052	-	197,052
Balance, December 31, 2013	4,695,444	170,043	4,865,487

Deferred development costs
Balance, December 31, 2012	41,710,029	-	41,710,029
Asset retirement assets	(1,975,497)	-	(1,975,497)
Camp operations	2,844,814	-	2,844,814
Development support costs	672,373	-	672,373
Feasibility studies and engineering	7,831,083	-	7,831,083
Permitting	395,388	-	395,388
Share-based payments	1,467,096	-	1,467,096
Sustainability, community affairs and environment	3,052,929	-	3,052,929
VAT receivable allowance	99,169	-	99,169
Additions for the year	14,387,355	-	14,387,355
Balance, December 31, 2013	56,097,384	-	56,097,384
Total mineral interest and deferred development costs, December 31, 2013	$ 60,792,828	$ 170,043	$ 60,962,871

ASANKO GOLD INC.

Notes to Condensed Interim Consolidated Financial Statements (Unaudited)

Three and nine months ended September 30, 2014 and 2013

Expressed in United States Dollars

7.

Exploration and evaluation expenditures

Exploration and evaluation expenditures are comprised of expenditures incurred on mineral interests in areas where the technical  feasibility and economic recoverability has not yet been established.

Summary of  exploration and evaluation expenditures

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013

Asanko Gold Mine Project	$ 180,419	$ 125,579	$ 263,452	$ 1,088,591
Kubi	(57,941)	-	(22,405)	-
Other	(9,009)	-	4,520	344
	$ 113,469	$ 125,579	$ 245,567	$ 1,088,935

8.

Long term debt

On July 16, 2014 the Company entered into an amended Definitive Senior Facilities Agreement (“DSFA”) with a special purpose vehicle of RK Mine Finance Trust I ("Red Kite"). The debt provided under the amended DSFA will be utilized for developing Phase 1 of the Asanko Gold Mine Project instead of the Esaase Project as previously envisaged.

The DSFA provides for two term loan facilities: a $130 million term loan facility (the "Project Facility") and a $20 million cost overrun facility (the "Overrun Facility"). Performance under the amended agreement is fully secured by the assets of the Company’s Ghanaian subsidiaries and is guaranteed by the Company until Project completion.

Details of the individual facilities include the following:

Project Facility Details ($130 million):

•

Interest rate of LIBOR + 6% with a one percent minimum LIBOR rate;

•

1.5% fee payable on drawdowns, with the fee associated with the expected second tranche paid in advance as a deduction to the first tranche;

•

The Company is required to drawdown an aggregate of $60.0 million by December 22, 2014;

•

First repayment date (principal and interest) is expected to be July 1, 2016 and each of the four subsequent quarterly loan repayment dates shall be 4% of the total Project Facility plus accrued interest. The following ten quarterly loan repayments shall each be 8% of the total Project Facility plus accrued interest;

•

Three and a half year quarterly repayment schedule or early repayment at any time without penalty; and

•

Conditions precedent to drawdown over $60.0 million that are outstanding principally are:

-

completion of the Phase 1 Definitive Project Plan with material outcomes substantially the same as the September 2012 Obotan Definitive Feasibility Study ("DFS");

-

evidence that the Company has acquired or will acquire all appropriate surface access rights to the mining area defined in the project plan;

-

approval by Ghanaian regulatory bodies of the creation of security over the mining leases;

-

formal declaration by the Company, with the approval of Ghana Minerals Commission, of the area which will be used for its active mining operations as a mining area in accordance with the applicable regulations.

ASANKO GOLD INC.

Notes to Condensed Interim Consolidated Financial Statements (Unaudited)

Three and nine months ended September 30, 2014 and 2013

Expressed in United States Dollars

8.

Long term debt (continued)

Overrun Facility Details ($20 million):

•

Interest rate of LIBOR +10% with a one percentage minimum LIBOR rate;

•

3% fee payable on drawdowns;

•

Three year quarterly repayment schedule and early repayment at any time without penalty; and

•

Conditions precedent to drawdown are confirmation that the Company has sufficient funds with the Overrun Facility to complete the Project, that the Project Facility is fully drawn and that 4,000,000 Asanko share warrants have been issued to Red Kite. The warrants would be priced at a 25% premium to the 20 day volume weighted average price of Asanko at that time and have a 2.5 year term to expiry.

The first tranche of the loan for gross proceeds of $20.0 million and net cash proceeds of $19.7 million was drawn on July 18, 2014 and is to be repaid by the end of the first quarter of 2020 with the first repayment date of July 1, 2016. Interest is calculated on a quarterly basis and payable in advance on the first date of each quarter. Interest accrued on a quarterly basis before the first repayment date is added to the loan principal amount. The loan is carried at amortized costs on the statement of financial position.

As at September 30, 2014 the Company had incurred a total of $6.0 million in deferred debt financing costs. This includes $0.6 million in deferred draw down fees, which are to be applied to the second tranche of the loan. Deferred financing costs are initially deferred and subsequently reclassified as part of the loan on a pro-rata basis of the loan amount drawn and amortized over the life of the DSFA using the effective interest rate method.

During the three and nine months ended September 30, 2014,  $0.8 million of the  deferred debt financing costs were recognized as part of the first tranche of the loan and $0.3 million of accrued interest was capitalized to deferred development costs at an effective interest rate of approximately 9.3%.

An embedded derivative liability has been recognized for the loan in relation to the interest rate floor. The fair value of the embedded derivative was estimated to be $220,007 on the date of the first tranche draw (note 19 (b)(ii)). The embedded derivative liability was revalued at September 30, 2014 with the change in fair value recognized in the statement of operations.

First tranche

Gross proceeds	$ 20,000,000
Draw down fee	(300,000)
Deferred financing costs	(838,907)
Fair value of embedded derivative liability	(220,007)
18,641,086
Loan accretion and accrued interest	300,168
First tranche closing balance	18,941,254
Fair value of embedded derivative liability	233,186
Long term loan liability	$ 19,174,440

At September 30, 2014 the face value of the loan plus accrued interest was $20.2 million.

In addition to the DSFA the Company entered into an Offtake Agreement with Red Kite with the following details:

•

100% of the future gold production from Phase 1 to a maximum of 2.2 million ounces;

•

Red Kite to pay for 100% of the value of the gold ten business days after shipment;

•

A provisional payment of 90% of the estimated value will be made one business day after delivery;

•

The gold sale price will be a spot price selected during a nine day quotational period following shipment;

•

Should the Company wish to terminate the Offtake Agreement, a termination fee will be payable according to a schedule dependent upon the total funds drawn under the Project and Overrun Facility as well as the amount of gold delivered under the Offtake Agreement at the time of termination, and

ASANKO GOLD INC.

Notes to Condensed Interim Consolidated Financial Statements (Unaudited)

Three and nine months ended September 30, 2014 and 2013

Expressed in United States Dollars

8.

Long term debt (continued)

•

Prior to removal of the conditions precedent for the Project Facility, the Company can terminate the Offtake Agreement with Red Kite by repaying the loan and paying an Offtake termination fee which is fixed at $3 million while $20 million is drawn (before December 31, 2014) and $6 million after the additional $40 million is drawn.

9.

Asset retirement provision

The asset retirement provisions relate to current and historical disturbance caused to the mineral concessions within the area of interest of Esaase. On the acquisition of PMI, the Company assumed the asset retirement liability related to Kubi with a fair value of $1.4 million at February 6, 2014. Effective August 15, 2014, the Company derecognized the asset retirement provision related to Kubi as it transferred these concessions pursuant to a dispute settlement agreement (note 15).

The present value of this obligation has been recorded as a non-current provision.

The following is a continuity of the asset retirement provision at Esaase:

	Nine months ended September 30, 2014	Year ended December 31, 2013

Opening balance	$ 9,385,102	$ 11,089,081
Additions (reductions)	481,635	(1,975,497)
Accretion	228,318	271,518
Closing balance	$ 10,095,055	$ 9,385,102

10.

Share capital

(a)

Authorized

Unlimited common shares without par value; and

Unlimited preferred shares without par value

(b)

Issued and outstanding common shares

	Number of shares	Amount

Balance, December 31, 2012	85,034,338	$334,376,490

Issued pursuant to the SGM agreement (note 6(a))	20,000	47,052
Balance, December 31, 2013	85,054,338	334,423,542
Issued pursuant to the acquisition of PMI (note 3)	87,149,919	166,743,940
Issued pursuant to settlement agreement (note 15)	1,000,000	2,375,880
Share issuance costs	-	(226,423)
Issued pursuant to exercise of share-based options (note 11(a)):
- at C$1.12	12,500	12,792
- at C$1.43	5,250	7,002
- at C$1.96	164,850	303,124
- at C$2.12	112,500	224,166
- at C$2.15	420,000	848,414
- at C$2.42	156,250	355,400
Transfer from equity reserves on exercise of share-based options	-	41,004
Balance, September 30, 2014	174,075,607	$505,468,841

ASANKO GOLD INC.

Notes to Condensed Interim Consolidated Financial Statements (Unaudited)

Three and nine months ended September 30, 2014 and 2013

Expressed in United States Dollars

10.

Share capital (continued)

(b)

Issued and outstanding common shares (continued)

On February 6, 2014, the Company issued 87,149,919 of its common shares at a price of C$2.12 per share to acquire 100% of the issued and outstanding shares of PMI (note 3). The fair value of the shares issued was determined using the closing share price of the Company’s shares on the Toronto Stock Exchange on February 5, 2014 and an exchange rate of 1 CAD = 0.9025 USD at the same date, which were the final closing variables before the transaction completion (note 3). The Company incurred share issuance costs of $197,694 in regulatory fees.

On August 19, 2014, the Company issued 1,000,000 of its common shares to a group of companies at a price of C$2.60 per share, pursuant to a settlement agreement (note 15). The fair value of the shares issued was determined using the closing share price of the Company’s shares on the Toronto Stock Exchange on August 19, 2014 and an exchange rate of 1 CAD = 0.9138 USD at the same date. The Company incurred share issuance costs of $28,729 in regulatory fees.

During the nine months ended September 30, 3014, the Company issued 871,350 common shares for gross proceeds of $1.75 million on exercise of options. In addition, the estimated fair value of these options of $401,004 was reclassified from equity reserves to share capital.

Year ended December 31, 2013

The Company issued 20,000 shares to SGM pursuant to an agreement on a concession adjacent to the Esaase concession (note 6(a)). The fair value of the shares was estimated to be $47,052 or $2.35 (C$2.45) per share which was the closing market price of the Company’s shares at July 15, 2013 when the shares were issued.

11.

Equity reserves

(a)

Share-based options

The Company maintains a rolling share-based option plan providing for the issuance of share-based options for up to 10% of the Company’s issued and outstanding common shares. The Company may grant options from time to time to its directors, officers, employees and other service providers. The options vest 25% on the date of the grant and 12 ½ % every three months thereafter for a total vesting period of 18 months.

Share-based options movement	Number of Options	Weighted average exercise price
Balance, December 31, 2012	8,158,750	C$4.54
Granted	921,000	C$2.66
Cancelled/Forfeited	(2,436,250)	C$5.15
Expired	(345,000)	C$4.20
Balance, December 31, 2013	6,298,500	C$3.93
Granted	5,801,000	C$2.16
Replacement options granted on the acquisition of PMI	3,237,491	C$4.01
Exercised	(281,250)	C$2.24
Exercised replacement options	(590,100)	C$2.09
Cancelled/Expired	(1,238,750)	C$3.68
Cancelled/Expired replacement options	(1,734,600)	C$4.88
Balance, September 30, 2014	11,492,291	C$3.08

ASANKO GOLD INC.

Notes to Condensed Interim Consolidated Financial Statements (Unaudited)

Three and nine months ended September 30, 2014 and 2013

Expressed in United States Dollars

11.

Equity reserves (continued)

(a)

Share-based options (continued)

The following table summarizes the share-based options outstanding and exercisable at September 30, 2014:

	Total options outstanding			Total options exercisable
Range of exercise price	Number	Weighted average contractual life (years)	Weighted average exercise price C$	Number	Weighted average contractual life (years)	Weighted average exercise price C$
C$1.00-C$2.00	164,141	3.20	1.96	164,141	3.20	1.96
C$2.01-C$3.00	6,449,500	4.29	2.24	3,318,125	4.24	2.27
C$3.01-C$4.00	3,453,900	2.65	3.79	3,453,900	2.65	3.79
C$4.01-C$5.00	830,500	2.19	4.50	830,500	2.19	4.50
C$6.01-C$7.00	531,250	0.75	6.19	531,250	0.75	6.19
C$8.01-C$9.00	63,000	2.14	8.34	63,000	2.14	8.34
	11,492,291	3.45	3.08	8,360,916	3.12	3.41

During the three months ended September 30, 2014, $0.6 million (three months ended September 30, 2013 - $0.4 million) in share-based payments were recorded in the statement of comprehensive loss, which includes $nil included in exploration and evaluation expenses (three months ended September 30, 2013 – a reversal due to forfeitures of $0.03 million). In addition, during the three months ended September 30, 2014,  share-based payments of $0.3 million were included in mineral interests and development costs (three months ended September 30, 2013 –  a reversal due to forfeitures of $0.03 million).

During the nine months ended September 30, 2014, $2.2 million (nine months ended September 30, 2013 - $2.0 million) in share-based payments were recorded in the statement of comprehensive loss, which includes $nil included in exploration and evaluation expenses (nine months ended September 30, 2013 –$0.03 million). In addition, during the nine months ended September 30, 2014,  share-based payments of $1.9 million were included in mineral interests and development costs (nine months ended September 30, 2013 –  $0.9 million).

The fair value of the share-based options granted during the three and nine months ended September 30, 2014 used to calculate compensation expense, has been estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013

Risk free interest rate	1.37%	1.72%	1.38%	1.53%
Expected dividend yield	-	-	-	-
Share price volatility	60.51%	57.49%	60.04%	56.93%
Forfeiture rate	3.47%	3.01%	3.47%	3.01%
Expected life of options	3.20 years	3.51 years	3.20 years	3.51 years

ASANKO GOLD INC.

Notes to Condensed Interim Consolidated Financial Statements (Unaudited)

Three and nine months ended September 30, 2014 and 2013

Expressed in United States Dollars

11.

Equity reserves (continued)

(b)

Performance rights

In connection with the acquisition of PMI (note 3), the Company entered into an agreement with  employees of PMI, who held PMI performance rights, to issue an aggregate of 117,158 common shares of the Company upon vesting of the performance rights. In April 2014, the performance rights had not vested and were cancelled due to termination of the employment agreements of the performance rights holders.

(c)

Warrants

The continuity of share purchase warrants for the nine months ended  September 30, 2014 is as follows:

Exercise price	Expiry date	December 31, 2013	Issued	Exercised	Expired	September 30, 2014

C$ 5.00	September 26, 2015	-	126,000	-	-	126,000
C$ 4.00	November 5, 2014	9,443,500	-	-	-	9,443,500
		9,443,500	126,000	-	-	9,569,500

During the nine months ended September 30, 2014, the Company issued 126,000 replacement warrants pursuant to the acquisition of PMI (note 3).

Subsequent to September 30, 2014, 9,443,500 warrants with an exercise price of C$4.00 expired.

The continuity of share purchase warrants for the year ended December 31, 2013 is as follows:

Exercise price	Expiry date	December 31, 2012	Issued	Exercised	Expired	December 31, 2013

C$ 7.50	February 17, 2013	284,050	-	-	(284,050)	-
C$ 4.00	November 5, 2014	9,443,500	-	-	-	9,443,500
		9,727,550	-	-	(284,050)	9,443,500

12.

Restructuring costs

During the three months ended September 30, 2014, the Company incurred and/or accrued restructuring charges of $0.02 million (three months ended September 30, 2013 - $nil), related to vendor contracts termination costs post the acquisition of PMI.

During the nine months ended September 30, 2014, the Company incurred and/or accrued restructuring charges of $3.0 million (nine months ended September 30, 2013 - $nil). The restructuring charges relate to the closure of the PMI corporate offices in Canada and Australia as well as employee terminations due to redundancy post the acquisition of PMI. The restructuring was completed during April 2014.

The following table provides a summary of the restructuring charges for the three and nine months ended September 30, 2014:

Restructuring costs	Three months ended September 30, 2014	Nine months ended September 30, 2014

Employee termination benefits	$ -	$ 2,503,986
Contracts termination costs	19,626	288,775
Write-off of equipment	-	205,695
	$ 19,626	$ 2,998,456

ASANKO GOLD INC.

Notes to Condensed Interim Consolidated Financial Statements (Unaudited)

Three and nine months ended September 30, 2014 and 2013

Expressed in United States Dollars

13.

Related party balances and transactions

All transactions with related parties have occurred in the normal course of operations and are measured at the exchange amount agreed to by the parties. All amounts are unsecured, non-interest bearing and have no specific terms of settlement.

(a)

Key management compensation

Transactions with key management personnel were as follows:

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013

Salaries and benefits	$ 314,110	$ 436,528	$ 1,046,344	$ 1,366,098
Termination benefits	-	173,418	-	542,398
Share-based payments	236,153	204,544	1,210,357	1,413,319
	$ 550,263	$ 814,490	$ 2,256,701	$ 3,321,815

Key management personnel consist of directors and officers of the Company.

(b)

Other related parties balances and transactions

Related party transactions (recoveries):

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013

Universal Mineral Services Ltd. (“UMS”) (i)	$ 35,781	$ 40,988	$ 131,088	$ 1,430,374

Related party balances receivable (payable):

	September 30, 2014	December 31, 2013

UMS (i)	$ (24,093)	$ (4,923)
UMS – prepaid deposit (i)	22,323	23,505
	$ (1,770)	$ 18,582

(i)

UMS is a private company with certain key management personnel and directors in common with the Company, and pursuant to an agreement dated March 30, 2012, provided geological, corporate development, administrative and management services to the Company on a cost recovery basis. Effective July 1, 2013, the Company notified UMS that it would no longer require any personnel services but will continue to share the cost of UMS’s office tenancy and IT services where required.

(ii)

During the nine months ended September 30, 2013, the Company reviewed its equity investment in UMS for impairment and concluded that the carrying amount exceeded its recoverable amount and therefore recorded an impairment charge of $626,394. No impairment charges related to the investment in associate were recorded during the nine months ended September 30, 2014.

ASANKO GOLD INC.

Notes to Condensed Interim Consolidated Financial Statements (Unaudited)

Three and nine months ended September 30, 2014 and 2013

Expressed in United States Dollars

14.

Commitments and contractual obligations

As at September 30, 2014, the Company had contractual obligations totaling $26.9 million, relating to long term debt. Contractual obligations related to the long term debt are subject to changes in the three-month LIBOR rate (note 19 (a)(i)).

In addition, the Company has entered into certain construction and engineering contracts relating to the construction of the Asanko Gold Mine Project Phase 1. Work incurred on these contracts is predominately driven by hours worked and as such is exposed to one month’s fees, per a standard one month notice period.  The Company has open purchase orders relating to these construction and engineering contracts totaling approximately $63.3 million.

Contractual obligations	Payments due by period
	Total	1 year	2-3 years	4-5 years	Over 5 years

Long term debt	$ 26,933,706	$ -	$ 8,714,188	$ 14,398,770	$ 3,820,748
	$ 26,933,706	$ -	$ 8,714,188	$ 14,398,770	$ 3,820,748

15.

Contingencies

(a)

Ghanaian mining taxes

Changes to the Ghanaian tax system were announced and substantively enacted during the year ended March 31, 2012. Corporate tax rates rose from 25% to 35% and capital deductions were reduced from an 80% deduction in year one to a straight-line depreciation of 20% per year over 5 years. A 10% windfall profit tax has been proposed but to date has not been enacted. The windfall profit tax was proposed to be calculated based on taxable income less taxes paid, capital expenditures incurred, additions to inventory and various other deductions and additions. The Company now believes it is unlikely that a windfall profit tax will be implemented in the near future.

(b)

Financial guarantee

The Company continues to provide a financial guarantee for the UMS office lease until May 2015 (note 13 (b)).

(c)

Legal proceedings

Except as set forth below, there are no legal proceedings to which the Company is a party or, to the best of the Company's knowledge, to which any of the Company's property is or was subject, and there are no such proceedings known by the Company.

Goknet Arbitration

On November 6, 2012, PMI  received a request from Goknet Mining Company Limited (“Goknet”) seeking PMI’s consent to the assignment of certain royalties under a 2006 Purchase Agreement between the Company and Goknet. The Company provided its consent on January 9, 2013 without pre-supposing that certain royalties alleged to have been created under such agreement were created. Goknet subsequently invoked the arbitration provisions of the contract under British Columbia law. An arbitral panel was established by the end of April, 2013, and the arbitration hearing was scheduled for September 2014.

On August 15, 2014, the Company entered into a settlement agreement with Goknet to eliminate Goknets’s claim for a 2% NSR royalty on Phase 1 of the Asanko Gold Mine Project. The settlement involves cash, one million Asanko shares and the transfer to Goknet of two exploration projects, Kubi and Diaso. Included in the agreement the Company retains a right to match any future offer made to Goknet with respect to a disposal of the Diaso Project concessions.

ASANKO GOLD INC.

Notes to Condensed Interim Consolidated Financial Statements (Unaudited)

Three and nine months ended September 30, 2014 and 2013

Expressed in United States Dollars

15.

Contingencies (continued)

(c)

Legal proceedings (continued)

Godbri Datano Claim

On September 14, 2012, Godbri Mining Limited (“Godbri”) lodged a statement of claim in the High Court of Justice, Accra, Ghana, seeking a declaration that, among other things, that the sale of the Datano concession to Adansi Ghana is null and void. Godbri claims to be the owner of 38% of the issued share capital of Midras Mining Limited (“Midras”) and states that it did not consent to the acquisition of the Datano concession by Adansi Ghana. Adansi Ghana filed a defence on November 12, 2012. Godbri subsequently amended its claim on January 29, 2013 and in March 2013, both the Company and Adansi Ghana filed further defences. The matter is currently awaiting trial. The Datano concession was acquired in August 2013 from Midras. The Company considers the claim made by Godbri to be spurious and without any merit. Godbri is a private Ghanaian company.

Matisse and Madison Claim

On October 22, 2013, Matisse & Madison Co. Ltd. (“M&M”) lodged a statement of claim in the High Court of Justice, Accra, Ghana, seeking compensatory damages of $20 million plus interest for breach of a verbal contract related to the purchase of the Datano Concessions from Midras. The Company maintains that this is a frivolous lawsuit lacking in merit and will vigorously defend itself.

16.

Segmented information

Geographic Information

The Company operates in one reportable operating segment, being the exploration and development of resource properties.

Geographic allocation of non-current assets

September 30, 2014	Canada	Ghana	Total

Property, plant and equipment	$ 68,216	$ 12,409,894	$ 12,478,110
Deferred debt financing costs	-	5,214,308	5,214,308
Mineral interest and development costs	-	200,518,822	200,518,822
Investment in associate	1,000	-	1,000
	$ 69,216	$ 218,143,024	$ 218,212,240

December 31, 2013	Canada	Ghana	Total

Plant and equipment	$ 84,564	$ 2,360,745	$ 2,445,309
Deferred debt financing costs	-	3,823,128	3,823,128
Mineral interest and development costs	-	60,962,871	60,962,871
Investment in associate	1,000	-	1,000
	$ 85,564	$ 67,146,744	$ 67,232,308

ASANKO GOLD INC.

Notes to Condensed Interim Consolidated Financial Statements (Unaudited)

Three and nine months ended September 30, 2014 and 2013

Expressed in United States Dollars

16.

Segmented information (continued)

Geographic allocation of loss (income)

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013

Canada	$ 4,799,167	$ 485,064	$ 13,153,082	$ (2,678,486)
Ghana	4,530,348	524,778	6,578,325	2,108,539
Total	$ 9,329,515	$ 1,009,842	$ 19,731,407	$ (569,947)

17.

Supplemental cash flow information

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013

Change in asset retirement provision included in mineral interest (excluding provisions added as a results of PMI acquisition)	$ 13,810	$ (250,708)	$ 481,635	$ (1,548,809)
Change in accounts payable related to mineral interests and development costs	1,036,773	1,550,536	4,157,133	60,039
Change in accounts payable related to property, plant and equipment	(2,501,910)	-	335,831	-
Depreciation included in exploration and evaluation costs	-	2,910	-	29,288
Depreciation included in mineral interest and development costs	(37,977)	102,989	308,791	280,589
Fair value of mineral interests assigned on acquisition of PMI	-	-	115,285,828	-
Fair value of shares included in mineral interest	-	47,052	-	47,052
Reclassification of equity reserves on exercise of share-based options	(384,116)	-	(401,004)	-
Share issued included in dispute settlement costs	2,375,880	-	2,375,880	-
Share-based compensation included in mineral interests and development cost	278,673	(30,221)	1,925,824	878,319

ASANKO GOLD INC.

Notes to Condensed Interim Consolidated Financial Statements (Unaudited)

Three and nine months ended September 30, 2014 and 2013

Expressed in United States Dollars

18.

Loss (earnings ) per share

Basic loss (earnings) per share amounts are calculated by dividing the net loss (income) for the period by the weighted average number of ordinary shares outstanding during the period.

Weighted average number of common shares are calculated as follows:

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013

Issued common shares, beginning of period	172,261,896	85,034,338	85,054,338	85,034,338
Effect of shares issued on:
acquisition of mineral interest (note 6(a))	-	16,957	-	5,714
acquisition of PMI (note 3)	-	-	75,657,622	-
settlement agreement (note 15)	456,521	-	157,509	-
exercise of share-based options	771,199	-	290,935	-
Weighted average number of common shares basic, end of period	173,489,616	85,051,295	161,160,404	85,040,052
Dilutive effect of share-based options	-	-	-	41,133
Weighted average number of common shares diluted, end of period	173,489,616	85,051,295	161,160,404	85,081,185

19.

 Financial instruments

(a)

Risk exposure

The risk exposure arising from financial instruments is summarized as follows:

(i)

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The Company’s loan agreement with Red Kite (note 8) provides for interest at LIBOR plus 6% with a minimum LIBOR of 1%. The Company’s sensitivity to a 1% decrease or increase in market rates of interest in relation to its long term debt liability would have an immaterial effect on the Company’s interest expense for the three and nine months ended September 30, 2014.

The Company’s cash and cash equivalents attract interest at floating rates and have maturities of 90 days or less  or maturity over ninety days but redeemable on demand without penalty. The interest is typical of Canadian banking rates, which are at present low, however the conservative investment strategy mitigates the risk of deterioration to the investment. A sensitivity analysis suggests that a change of 10 basis points in the interest rates would result in a corresponding increase or decrease in loss for the nine months ended September 30, 2014 of approximately $228,000 (nine months ended September 30, 2013 - $185,000).

ASANKO GOLD INC.

Notes to Condensed Interim Consolidated Financial Statements (Unaudited)

Three and nine months ended September 30, 2014 and 2013

Expressed in United States Dollars

19.

 Financial instruments (continued)

(ii)

Foreign currency risk

The Company is exposed to foreign currency risk through its foreign currency monetary assets and liabilities. A significant change in the currency exchange rate between the US dollar and Canadian dollar (CAD) and South African rand (ZAR) could have an effect on the Company’s results of operations, financial position and cash flows.  As at September 30, 2014 and December 31, 2013, the Company had no hedging agreements in place with respect to foreign exchange rates. As at September 30, 2014, the Company had a CAD cash balance of $33.0 million (December 31, 2013 – $21.9 million) expressed in US dollar equivalent.

 (b)

Fair values

(i)

Foreign currency warrant liability

The foreign currency share purchase warrants issued in the non-brokered private placement of November 5, 2012 have not been listed on an exchange and therefore do not trade on an active market. The fair value at September 30, 2014 and December 31, 2013 of the foreign currency warrant liability associated with the issuance of these warrants is valued using level 2 of the fair value hierarchy assumptions and was estimated using the Black-Scholes option pricing model with the following assumptions:

	September 30, 2014	December 31, 2013
Risk free interest rate	1.12%	1.10%
Expected dividend yield	0%	0%
Share price volatility	64%	56%
Share price at the date of valuation	C$2.32	C$1.71
Expected life of warrants	0.10 year	0.85 year

(ii)

Embedded derivative

The embedded derivative liability associated with the interest rate floor of the long term loan is valued using level 2 of the fair value hierarchy assumptions. The fair value of the embedded derivative was estimated using the three-month LIBOR forward rates to 2020 ranging from 0.24% to 3.16%  using an option pricing model.

(iii)

Other

The carrying values of cash and cash equivalents, receivables and accounts payable and accrued liabilities approximate their respective fair values due to the short-term nature of these instruments. The fair value of the long term debt approximates its carrying value due to the floating rate nature of the debt instrument.